Companhia Brasileira de Distribuição (CBD)

November 2005 Sales Performance

São Paulo, Brazil, December 15, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance in November 2005 (preliminary and non-audited). Information is presented on consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in November reached R$1,355.2 million and net sales totaled R$1,129.5 million, with growth rates of 5.0% and 6.3%, respectively, compared to 2004.

Same store sales in nominal terms grew by 1.4% over the same period of 2004, which represented a slight improvement compared to the performance of the last three months (refer to chart below).

Non-food products same store sales grew by 11.0%, whilst food products sales fell by 1.7%, still strongly impacted by deflation in some categories and the increase of financial commitments made by consumers for acquisition of durable goods.

When deflated by IPCA, same store sales in the month dropped by 4.5%. However, when deflated by IPCA household food inflation, same store sales grew by 0.6%.

The Sendas business unit in the State of Rio de Janeiro remained as the best performer in the Company, with double-digit same store sales growth .

Note: Same store sales figures include only stores with operating periods longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Manager

Phone: +55 (11) 3886 0421
Fax:+55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are therefore subject to change.